Exhibit 99.8

November 16, 2021

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended July 31, 2021 of BriaCell Therapeutics Corp. (the “Company”) of our report dated October 28, 2021 relating to the consolidated financial statements of the Company as at July 31, 2021 and 2020 and for each of the three years ended July 31, 2021, 2020 and 2019 (the “Report”).

/s/ MNP LLP
MNP LLP Toronto, Ontario, Canada
Chartered Professional Accountants
Licensed Public Accountants